Exhibit 12.01

XCEL ENERGY INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2015	2014	2013	2012	2011
Earnings, as defined:
Pretax income	$1,527,204	$1,545,121	$1,432,210	$1,355,402	$1,309,690
Add: Fixed charges	700,512	677,390	686,258	734,564	725,375
Add: Dividends from unconsolidated subsidiaries	40,128	36,707	36,416	33,470	34,034
Deduct: Equity earnings of unconsolidated subsidiaries	34,390	30,151	30,020	29,971	30,527
Total earnings, as defined	$2,233,454	$2,229,067	$2,124,864	$2,093,465	$2,038,572
Fixed charges, as defined:
Interest charges	$595,282	$566,608	$575,199	$601,582	$591,098
Interest charges on life insurance policy borrowings	233	214	245	310	332
Interest component of leases	104,997	110,568	110,814	132,672	133,945
Total fixed charges, as defined	$700,512	$677,390	$686,258	$734,564	$725,375
Ratio of earnings to fixed charges	3.2	3.3	3.1	2.8	2.8